Dundee Corporation Reports Q4 and 2004 Year End Financial Results

IMMEDIATE RELEASE

Toronto, March 30, 2005 - Dundee Corporation (DBC.SV.A - TSX) reported its financial results for the three months and the year ended December 31, 2004. A summary of these results, including a statement of cash flow and a statement of financial condition is attached.

The audited consolidated financial statements along with Management’s Discussion and Analysis of the 2004 results will be filed on March 31, 2005. Interested parties may access these statements at such time at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.

For more information contact:

Ned Goodman      Joanne Ferstman
Chief Executive Officer     Chief Financial Officer
(416) 365-5665      (416) 365-5010

D U N D E E   C O R P O R A T I O N
C O N S O L I D A T E D   B A L A N C E   S H E E T S

As at December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)
	31-Dec-04	31-Dec-03
		(Restated)

ASSETS
Cash and cash equivalents	$175,498	$148,658
Brokerage securities owned	16788	24978
Accounts receivable	168266	170682
Client accounts receivable	282284	354347
Corporate investments	344297	324867
Deferred sales commissions	109912	85309
Capital and other assets	197873	160625
Goodwill and other intangible assets	452734	465135
TOTAL ASSETS	$1,747,652	$1,734,601

LIABILITIES
Bank indebtedness	$361	$21,181
Accounts payable and accrued liabilities	165597	186276
Brokerage securities sold short	7061	3966
Client deposits and related liabilities	273311	336126
Income taxes payable	20515	13827
Corporate debt	255639	295622
Future income tax liabilities	73360	38552
	795844	895550

NON CONTROLLING INTEREST	293798	245818

SHAREHOLDERS' EQUITY
Share capital
Common shares	290220	288740
Contributed surplus	2253	987
Retained earnings	367604	304758
Foreign currency translation adjustment	(2067)	(1252)
	658010	593233
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,747,652	$1,734,601

D U N D E E   C O R P O R A T I O N
C O N S O L I D A T E D   S T A T E M E N T S   O F   O P E R A T I O N S

For the three months and the years ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts)

		Three months		Year
	2004	2003	2004	2003
		(Restated)		(Restated)

REVENUE
Management and administration fees	$68,820	$73,558	$238,805	$195,220
Redemption fees	2783	2477	10580	10515
Financial services	77533	45063	328549	149263
Real estate revenue	32781	47845	169954	77761
Oil and gas sales, net of royalties	203	2157	4499	11360
	182120	171100	752387	444119
Investment income	6160	12593	69900	44545
	188280	183693	822287	488664

EXPENSES
Selling, general and administrative	64765	51277	232390	153061
Variable compensation	54983	23841	229809	82144
Trailer fees	11787	9868	42784	33448
Operating costs, real estate	17847	30351	119759	58990
Operating costs, oil and gas properties	43	436	1237	4452
	149425	115773	625979	332095

OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS	38855	67920	196308	156569
Amortization of deferred sales commissions	9479	10719	35863	42404
Depreciation, depletion and amortization	2856	2439	12397	9112
Interest expense	4075	4453	14613	15931

OPERATING EARNINGS	22445	50309	133435	89122
Share of earnings (loss) of equity accounted investees	1571	(298)	13939	8836
Dilution gain	2377	34012	639	32700
Investment provision	(4198)	(4655)	(7537)	(4655)

Income taxes
Current	(3845)	(15634)	(19904)	(19335)
Future	(4984)	1511	(32206)	2945
	(8829)	(14123)	(52110)	(16390)

Non controlling interest	(2994)	(5100)	(22533)	(8603)
NET EARNINGS BEFORE EXTRAORDINARY ITEM	10372	60145	65833	101010
Extraordinary gain	-	19951	-	19951
NET EARNINGS FOR THE PERIOD	$10,372	$80,096	$65,833	$120,961

EARNINGS PER SHARE

Basic earnings per share
Earnings before extraordinary gain	$0.41	$2.40	$2.61	$4.01
Net earnings	$0.41	$3.19	$2.61	$4.80

Diluted earnings per share
Earnings before extraordinary gain	$0.39	$2.34	$2.49	$3.97
Net earnings	$0.39	$3.12	$2.49	$4.75

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three months and the years ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)
		Three months		Year
	2004	2003	2004	2003
		(Restated)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$10,372	$80,096	$65,833	$120,961
Non cash items in earnings:
Depreciation, depletion and amortization	12,335	13,158	48,260	51,516
Net investment gains	(3,831)	(10,506)	(64,191)	(39,101)
Net gains from real estate assets	-	(7,758)	-	(7,758)
Share of unremitted equity (earnings) loss	(1,571)	298	(13,939)	(8,836)
Dilution gain	(2,377)	(34,012)	(639)	(32,700)
Investment provision	4,198	4,655	7,537	4,655
Future income taxes	4,984	(1,511)	32,206	(2,945)
Extraordinary gain	-	(19,951)	-	(19,951)
Non controlling interest	2,994	5,100	22,533	8,603
Other	1,309	1,751	6,966	2,746
	28,413	31,320	104,566	77,190
Changes in:
Accounts receivable	(23,212)	(33,173)	6,032	(34,944)
Accounts payable and accrued liabilities	19,890	30,163	(13,597)	33,201
Bank indebtedness	(12,239)	16,864	(20,820)	13,807
Income taxes payable	4,559	14,193	5,773	12,271
Brokerage securities owned and sold short, net	9,700	(8,056)	11,285	(10,698)
Client accounts receivable, net of client deposits and related liabilities	(4,430)	(22,112)	9,248	(48,201)
Development of land, housing and condominium inventory	(25,743)	(360)	(7,447)	(7,516)
Other real estate working capital	34,858	-	(4,590)	-
CASH PROVIDED FROM OPERATING ACTIVITIES	31,796	28,839	90,450	35,110
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from dispositions of portfolio investments	37,259	26,594	104,031	137,434
Acquisitions of portfolio investments	(4,497)	(4,143)	(42,481)	(20,592)
Cash disbursed in business combinations	(19,458)	(159,145)	(20,458)	(158,167)
Sales commissions incurred on distribution of mutual funds	(17,322)	(11,635)	(60,466)	(37,654)
Acquisition of shares in subsidiary	-	-	(2,690)	(3,251)
Acquisition of land held for development	(6,619)	(20,928)	(19,637)	(10,505)
Investment in real estate revenue properties	(972)	(1,005)	(972)	(1,005)
Proceeds on dispositions of real estate investments	-	8,040	-	8,040
Other	(5,054)	(3,107)	(19,741)	(8,746)
CASH USED IN INVESTING ACTIVITIES	(16,663)	(165,329)	(62,414)	(94,446)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt	(25,734)	45,789	(49,681)	3,224
Increase (decrease) in real estate debt	14,422	(7,648)	14,999	(7,648)
Issuance of Class A subordinate shares, net of issue costs	307	1,079	2,327	1,640
Acquisition of Class A subordinate shares for cancellation	-	-	(1,675)	(4,694)
Issuance of shares in subsidiaries to non controlling interest	5,443	94,437	42,483	96,554
Acquisition of shares in subsidiary for cancellation	-	-	(7,855)	-
Dividends paid by subsidiaries to non controlling shareholders	(446)	(137)	(1,794)	(549)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	(6,008)	133,520	(1,196)	88,527
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	9,125	(2,970)	26,840	29,191
Cash and cash equivalents, beginning of period	166,373	151,628	148,658	119,467
CASH AND CASH EQUIVALENTS, END OF PERIOD	$175,498	$148,658	$175,498	$148,658

Cash flows from operating activities include the following:

Interest paid	$4,820	$5,379	$15,358	$16,857

Taxes paid	$2,269	$2,690	$21,826	$9,757